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                             December 11, 2020

       Daniel Levin
       Chief Financial Officer
       Oaktree Capital Group, LLC
       333 South Grand Avenue, 28th Floor
       Los Angeles, CA 90071

                                                        Re: Oaktree Capital
Group, LLC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2020
                                                            Filed November 6,
2020
                                                            File No. 001-35500

       Dear Mr. Levin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Business
       Asset Classes and Investment Strategies, page 9

   1. We note your disclosures regarding asset classes and investment strategies. In your future filings, please revise
here or within MD&A to include tabular and / or narrative discussion of fund investment
performance, such as rates of return, comparison against benchmarks, or other applicable
metrics by asset class, by strategy, and for any key funds.
       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Operating Metrics, page 49

   2. We note your disclosure of incentive-creating assets under management ("AUM") at the
 Daniel Levin
Oaktree Capital Group, LLC
December 11, 2020
Page 2
         end of each reporting period with related definition disclosed on page
44. In your future
         filings, please revise to provide a rollforward, preferably in tabular format, of both your incentive-creating and total AUM showing the beginning balance, gross inflows, gross outflows, market appreciation/depreciation, and foreign exchange impacts, to arrive at ending AUM balances for all periods presented. In addition, supplement your revised disclosure with a discussion of weighted average fee rates (by asset class, type, etc.) along with narratives explaining significant trends, and enhance your discussion of how specific asset mix shifts are impacting revenues.
Form 10-Q for the Quarterly Period Ended September 30, 2020

Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Nine Months Ended September 30, 2020 Compared to the Nine Months Ended September 30,
2019
Net Change in Unrealized Appreciation (Depreciation) on Consolidated Funds Investments, page 73

3. We note the significant depreciation on the consolidated funds' investments during the nine months ended September 30, 2020 compared to the gain during the nine months ended September 30, 2019. In your future filings, please revise to provide a more fulsome discussion of significant factors, investment concentrations and activities driving the change in the results of operations. For example, disclose more qualitative and quantitative details about the funds impacted, industry or geographic concentrations, or other significant factors impacting the valuation of the investments. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Klein, Staff Accountant, at 202-551-3847 or Cara Lubit, Staff
Accountant, at 202-551-5909 with any questions.



FirstName LastNameDaniel Levin                                 Sincerely,
Comapany NameOaktree Capital Group, LLC
                                                               Division of
Corporation Finance
December 11, 2020 Page 2                                       Office of
Finance
FirstName LastName